

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2021

Daniel Okelo
Chief Executive Officer
Limitless Projects Inc.
2261 Rosanna Street
Las Vegas, Nevada 89117

> **Re: Limitless Projects Inc.**
> **Registration Statement on Form S-1**
> **Filed February 5, 2021**
> **File No. 333-252795**

Dear Mr. Okelo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 5, 2021

If we become a reporting issuer under the Securities Exchange Act of 1934, page 7

1. We note that this risk factor describes your obligation to file periodic reports under the Securities Exchange Act. Please revise your disclosure to explain your reporting obligations under Section 15(d). In addition, please clarify whether you intend to file a Form 8-A in connection with this offering.

Description of Securities to be Registered, page 13

2. We note your disclosure here and under Plan of Distribution on page 11 that you have 108,000,000 common shares issued and outstanding. Please reconcile these statements with your disclosure at page 2 that there are 100,000,000 shares outstanding prior to this offering.

Information with Respect to the Registrant, page 14

3. Please revise the discussions of your two applications to clarify when you began working on the applications. If development preceded the formation of your company, please disclose whether the intellectual property is currently owned by the company or Mr. Okelo and describe the process by which ownership was transferred to the company. Please also address whether any portion of the intellectual property is or will be retained by your freelance developers (or other third parties) and how you are able to ensure that your intellectual property does not infringe on the rights of others. In this regard, we note your disclosure at page 5 that Mr. Okelo has no experience in software development.

WarpSpeedTaxi Application, page 14

4. We note that portions of you disclosure may suggest to investors that you intend to provide ride sharing or food delivery services. Please revise throughout to clarify, if true, that you are merely providing a technology that may be used by your clients to provide these services.

5. Please revise to state whether this application will be exclusively owned by the purchaser or will be jointly-owned by you and the purchaser (and other third parties, if any). In this regard, we note Section 2.2 of the Asset Purchase Agreement states that operational data and databases will be jointly owned. The same provision also includes a non-compete agreement. Please revise your disclosure to describe the interest, if any, that you will retain in the application and underlying technologies after its sale, including whether the same or similar technologies may be developed for or sold to other third parties by you.

Plan of Operations, page 17

6. Please revise to explain the process you will use to test each prototype. In addition, please disclose, where appropriate, whether there are risks associated with the relying on low-cost developers that do not reside in the United States or in Kenya.

Compliance with Government Regulations, page 18

7. Please expand your discussion here and in the Risk Factors section to more fully describe the specific risks and laws that are applicable to your software development projects. The current disclosure provides a broad overview of general areas of law and should be replaced with a more granular discussion of particular legal requirements and risks related to privacy, data storage, surveillance, and intellectual property as well as potential sanctions for non-compliance.

Report of Independent Registered Public Accounting Firm, page F-2

8. Given the footnote disclosures on page F-7 regarding the substantial doubt about your ability to continue as a going concern, please tell us why substantial doubt has not been expressed by your auditor in their audit report.

Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Polices
Revenue Recognition , page F-8

9.   Please explain your analysis of the applicable revenue guidance in determining it was appropriate to recognize revenue, in full, for the WarpSpeedTaxi computer application. If ASC 606 is the applicable guidance, please explain how you applied the five-step model of revenue recognition. If you have not adopted ASC 606, please also explain why not.

Exhibits

10.   Please revise the fourth paragraph of Exhibit 5.1 to remove the statement that it may not be relied upon "by any other persons. . . except as to auditors, counsel, and appropriate governmental and regulatory authorities." Similarly, please remove the first and second sentences of the fourth paragraph, as well as the first sentence of the fifth paragraph, all of which also appears to limit the ability of investors to rely on the opinion. In this regard, we note that purchasers of the securities in the offering are entitled to rely on the opinion, which reliance includes the due diligence done by counsel to render the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19, which is available on our website.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Scott Stringer at (202) 551-3272 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Dietrich King at (202) 551-8071 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Greg Yanke